2.1

WISeKey International Holding Ltd

Zug

Share-capital CHF 1'133'639.48 divided into

40'021'988 registered shares with a nominal value of CHF 0.01 (Class A shares) and

14'668'392 registered shares with a nominal value of CHF 0.05 (Class B shares)

SHARE CERTIFICATE

N° _______

For  ________ Class B shares

for a total nominal value of:

CHF ________

Fully paid up

In the name of:

_______________________

Zug, ________

For the Board of Directors